DCA Total Return Fund

518 17th Street, Suite 1200

Denver, CO 80202

October 19, 2011

Via EDGAR

Mr. James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    DCA Total Return Fund

          Preliminary Proxy Statement on Schedule 14A

          File No. 811-21680

Dear Mr. O’Connor:

On behalf of the DCA Total Return Fund (the “Fund”), attached hereto for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) are the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to an annual meeting of shareholders of the Fund. The Fund estimates that copies of the Proxy Materials will be released to shareholders of the Fund on or around October 24, 2011.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy and other soliciting materials filed on October 6, 2011 (the “Preliminary Materials”), in response to comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on October 11 and October 14, 2011. In addition, the Proxy Materials filed herewith reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials.

Set forth in the numbered paragraphs below are the Staff’s comments provided on October 11 and October 14, 2011, accompanied by the Fund’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

STAFF COMMENTS TO THE SHAREHOLDER LETTER

1.    Staff Comment: In the letter to shareholders, the sentences relating to advisory fees and expenses after the Transaction are potentially misleading. Please delete them. In fact, the Staff believes that the aggregate amount of the advisory fees paid by investors are likely to increase because the old and new agreements compute the fees on total assets and while the current adviser has not used leverage, the new adviser has indicated in press releases that it intends to do

Mr. James O’Connor

October 19, 2011

so. See also the pro forma fee table on page 5. With respect to the second sentence, it is not clear whether it refers to the line item “other expenses” or all expenses in addition to the adviser’s fee. In either case, if the fund leverages it appears that other expenses in either sense will be higher under the new agreement than currently charged. See the pro forma fee table on page 5. Even if the line item “other expenses” remains below the expense for the current fiscal year, it is potentially misleading to focus on one line item without disclosing that an interest expense line item will be added.

Fund’s Response: Comment complied with. However, the Fund respectfully notes that the press release states “[t]he fund may also add financial leverage, which it currently does not use” (emphasis added). While it is reasonable to anticipate the Fund will use leverage if all Proposals are approved and the Transaction is completed, and disclosure throughout the document has been modified to better reflect this likelihood, the decision to leverage the Fund will be subject to the recommendation of the post-Transaction advisers and Board of Trustees based upon, among other things, market conditions at that time, the portfolio composition, availability of leverage, costs of leverage and benefits to the Fund. Consequently, it cannot be definitively stated that leverage will be used following the Transaction. This analysis is similar to assessments taken by the current adviser and Board and it likewise cannot be definitively determined that leverage would not be used in the future if the Proposals are not passed and the Transaction is not completed.

STAFF COMMENTS TO THE QUESTION AND ANSWER SECTION

2.    Staff Comment: In the response to Question 5, please clarify the statement that the Fund may benefit from maintaining consistency in its investment objective, fundamental and non-fundamental investment policies and its investment in global securities. While the proposed adviser and two sub-advisers intend to pursue a total return objective using the same policies, the fund’s investment strategy will change significantly from that currently used by the Fund. Currently, the Fund is invested 75% in common and preferred stock and 8% in debt. In addition, it currently invests in a variety of industries, as opposed to just infrastructure companies, and does not use leverage. Please disclose the change in strategy.

Fund’s Response: Comment complied with. Please see the revised disclosure in response to current Question 5 (Will the proposed new investment adviser and new sub-advisers change the Fund’s investment objective or the Fund’s fundamental or non-fundamental investment policies?), current Question 6 (How will the Fund’s investment strategy change following the Transaction?) and current Question 9 (What are some of the potential advantages of the proposed changes?). In addition, please see related revisions in the section “Overview and Background of Proposals” in the proxy statement.

3.    Staff Comment: In the response to Question 5, please delete or substantiate the statement that the proposed execution of the investment strategy also has the potential to result in a lower risk and higher current income profile. The proposed adviser intends to leverage investments, which the Fund does not currently do so. This strategy, on its face, would appear to increase risk, not lower it.

Mr. James O’Connor

October 19, 2011

Fund’s Response: Comment complied with. The reference to a “lower risk” profile in the response to current Question 9 has been deleted.

4.    Staff Comment: In the response to Question 5, please delete the reference to the “performance track-record of the new sub-advisers.” The implication that their relevant performance is superior to the current sub-adviser is not substantiated in the proxy. We note that the board in discharge of its fiduciary duty under Section 15(c) of the 1940 Act is required to indicate that it has evaluated the prior performance of adviser, but a statement, such as the one above, referring to “performance track-record” cannot be used to influence shareholders without the required substantiation.

Fund’s Response: Comment complied with. The references to performance in the response to current Question 9, and in similar subsequent sections, have been deleted. References to consideration of performance in the Board’s evaluations in the course of its Section 15(c) review have been retained.

5.    Staff Comment: In the response to Question 5, this statement regarding “potential for lower total operating expenses” is not substantiated and it appears not to be accurate based on the fund’s higher interest expenses and advisory fees that will be incurred using its leveraging strategy. Delete this statement or substantiate it.

Fund’s Response: The sentence which appears in the response to current Question 9 has been revised to refer to “the potential for lower non-management expenses, not including interest expense which will be higher if, as currently anticipated, leverage is utilized.”

6.    Staff Comment: In the response to Question 5, clarify the meaning of the phrase “prior experience with fund adoptions” and the term “fund adoptions.” Does this refer to the “acquisitions” of other funds?

Fund’s Response: Comment complied with. The term “fund adoption” has been deleted and replaced with “the assumption of advisory and administrative functions of existing funds.”

7.    Staff Comment: In the response to Question 5, with respect to the phrase “access to a larger number of experience investment, compliance, operational, sales, marketing and client service personnel,” what does the term “access” mean?

Mr. James O’Connor

October 19, 2011

Fund’s Response: The term “access” has been deleted. The sentence has been restated to read “a larger number of experienced investment, compliance, operational, sales, marketing and client service personnel providing services to the Fund.”

8.    Staff Comment: In Question 6, please restate the question to refer to “potential adverse consequences.” These “potential adverse effects” are not discussed elsewhere in the proxy, but they may be material to an investor’s decision on how to vote. In this regard, we do not regard the repetition of this list on pages 6 and 29 to be adequate. Please provide appropriate disclosure about these risks where appropriate.

Fund’s Response: The Fund acknowledges that “potential adverse effects” may be material to an investor’s decision. As a consequence, the response to current Question 10, and similar disclosure in the proxy statement, has been revised to refer to two categories of consequences. The first category includes consequences, the ultimate effects of which are inherently uncertain. The second category includes the “potential adverse effects,” which has been expanded to include risks associated with the change in investment strategy and with the currently anticipated use of leverage, among other items.

9.    Staff Comment: In the response to Question 6, please delete references to DCI and its participation in the consideration of consequences. Given that the current adviser stands to profit from the assignment of the advisory contract, it has a conflict of interest that should preclude it from participating in the selection of the new adviser.

Fund’s Response: Comment complied with. Prior references to DCI were intended to disclose the fact that the Board had requested that DCI provide analysis and information regarding possible candidates.

10.    Staff Comment: In the response to Question 6, please explain what the phrase “anticipated change in the execution of the investment strategy” means.

Fund’s Response: Comment complied with. The Fund has removed the reference to the “anticipated change in the execution of the investment strategy,” and has replaced it with “The change in the Fund’s investment strategy, which will have a narrower focus on global infrastructure related equity securities and a broader approach to fixed-income securities.”

11.    Staff Comment: In the response to Question 6, the risk associated with “tax character of the Fund’s distributions” needs to be explained. If the portfolio is adjusted as a result of the fund’s new strategy, will there be capital gain distributions or will the fund’s loss carryforwards be sufficient to absorb the gains. Please explain the tax treatment of any sale of assets as a result of the new strategy.

Mr. James O’Connor

October 19, 2011

Fund’s Response: The Fund’s loss carryforwards will be sufficient. In addition, the sentence in question has been revised and restated in two sentences to refer to “[t]he potential effects on the tax character of the Fund’s distributions, which may change the character of current and future distributions as allocated between ordinary income, capital gains, and return of capital given the proposed investment strategy’s greater focus on income-producing securities” and “[u]tilization of capital loss carryforwards, which may be greater or lesser than would be experienced with the current or different strategies.”

In addition, the Fund has added disclosure in the response to current Question 10 and in the proxy statement regarding the potential for a greater portion of the current year’s distribution to be taxed as ordinary income.

12.    Staff Comment: In the response to Question 6, does the statement regarding portfolio turnover mean that the Fund’s portfolio will be liquidated? Going forward, will the Fund have a higher rate of turnover? This risk needs to be explained.

Fund’s Response: It is currently anticipated that the Fund’s portfolio will be liquidated in connection with the transition to the new investment strategy. Based on information provided by VIA, turnover will be dependent on market conditions, as it is in the current strategy. Thus the Fund may or may not have a higher rate of turnover following the Transaction. The response to current Question 10 has been revised to include as a consideration “[t]he potential effects on portfolio turnover rate and corresponding ongoing transaction costs, which may be higher or lower than experienced with the current investment strategy” as well as, as a potential adverse effect, “[c]osts associated with the liquidation of the current portfolio and initial transaction costs associated with pursuing the post-Transaction investment strategy.”

13.    Staff Comment: In the response to Question 6, does the statement about illiquid securities mean that illiquid assets held by the Fund will be sold below the value at which they are being carried on the Fund’s books as a result of the change of the Fund’s strategy? This statement needs to be explained.

Fund’s Response: The statement refers to the fact that the sale of illiquid assets will occur at a price determined by market conditions at the time of sale, which sale is expected to occur as a result of the potential Transaction, as these securities are not part of the proposed post-Transaction investment strategies. Given current market volatility and the potential for rapid changes to liquidity and corresponding market bids, the price may be higher or lower than their current book value within the expected time period to sale.

14.    Staff Comment: With respect to the response to Question 9, the fact that there will be “significant and material changes in day-to-day operations” is not adequately described in the proxy statement. In fact, the proxy seems to imply that there will be continuity and minimal changes. Please provide adequate disclosure where appropriate about the “significant and material changes in its day-to-day operations.”

Mr. James O’Connor

October 19, 2011

Fund’s Response: The response to current Question 13, and similar disclosure in the proxy statement, has been revised to state that “the Fund will undergo changes in its day-to-day operations, investment management, administration and other matters, insofar as these functions will be performed by different organizations and personnel.” The phrase “significant and material,” which was intended to refer only to the personnel and organizational changes, has been deleted. In addition the response to current Question 5, now states that “the Fund’s investment strategy is expected to be significantly different following the Transaction.” The Fund continues to believe, as is stated in the proxy, that there will be continuity with respect to the Fund’s investment objective.

15.    Staff Comment: In the response to Question 9, please clarify the statement regarding costs associated with the Post-Transaction Board of Trustees being allocated across a larger fund complex and the expectation that Trustee-related expenses will decline. The compensation paid to the trustees of the new complex is fixed and a matter of record. Whether this amount is higher or lower than the amounts the fund currently pays to directors is not a matter of expectation.

Fund’s Response: Comment complied with. The response to current Question 13 has been revised to state that Trustee-related expenses “will” decline.

16.    Staff Comment: In the response to Question 9, please delete the phrase “certain percentages” from the sentence regarding 1940 Act requirements.

Fund’s Response: The Fund respectfully requests that the phrase “certain percentages” be allowed to remain in this sentence, in order to accurately convey that the Investment Company Act of 1940, as amended, does not require that the entire board be elected by shareholders.

17.    Staff Comment: The response to Question 12 states that the Fund’s investment objective will be to continue to seek total return, consisting of both capital appreciation and current income. It appears that the focus of the Fund’s investment objective has changed as a result of the new strategy. Currently, it appears that the fund is focused on capital appreciation and secondarily on current income. Under the new adviser the fund will be focused to a greater extent on current income and secondarily on capital appreciation. If so, please clarify the disclosure.

Fund’s Response: The Fund notes that the investment objective of seeking total return contemplates both capital appreciation and current income, but that the particular emphasis between the two elements may vary from time to time depending on market conditions and the investment adviser’s assessment of investment opportunities. Although the Fund acknowledges

Mr. James O’Connor

October 19, 2011

that its current portfolio reflects a greater focus on capital appreciation and a secondary focus on current income, there is no fundamental or non-fundamental investment policy that requires this to be the case and it has not always been the case within the Fund. A shift in emphasis between the two elements is still consistent with the investment objective of total return and the Fund’s past management practices.

Likewise, although the post-Transaction investment adviser is expected to emphasize current income to a greater extent, there is no guarantee that this emphasis will persist. Consequently, in the interest of clarification, the Fund has added the sentence to the response to current Question 5: “However, as described in greater detail below, the Fund’s investment strategy is expected to be significantly different following the Transaction, and the Fund’s emphasis on either capital appreciation or current income may change.” In addition, the Fund has revised the disclosure in the response to current Question 6 (How will the Fund’s investment strategy change following the Transaction?), and in related sections in the proxy statement, discussing the post-Transaction balance between the Equity Portfolio and the Fixed-Income Portfolio.

18.    Staff Comment: In the response to Question 13, please define the term “equity interests.”

Fund’s Response: The reference to “equity interests” has been revised to refer to “equity securities.”

19.    Staff Comment: In the response to Question 13, what is meant by the phrase “sectors of the fixed-income market”?

Fund’s Response: There are 14 categories of fixed income securities currently identified by Newfleet, known as “sectors,” as recognized in common fixed income indexes, such as the Barclays Capital U.S. Aggregate Index. These 14 sectors are:

US Treasuries

Municipals

Bank Loans

Non-Dollar

Commercial MBS

Yankee Investment Grade

Asset Backed

Non-Agency Residential

Emerging Market High Yield

Taxable Municipals

Agency Debentures

Corporate High Yield

Agency MBS

Corporate Investment Grade

Mr. James O’Connor

October 19, 2011

20.    Staff Comment: In the response to Question 13, if the fund will be investing in below investment-grade debt, please disclose this and state that such investments are often referred to as “junk.”

Fund’s Response: Comment complied with. Please see the revised response to current Question 6 and related section in the proxy statement.

21.    Staff Comment: In the response to Question 13, the term “infrastructure” should be defined.

Fund’s Response: Comment complied with. Please see the revised response to current Question 6 and expanded discussion of infrastructure companies in the related section on pages 5-6 of the proxy statement.

22.    Staff Comment: In the response to Question 13, the statement is made that infrastructure owners/operators offer revenues with low variability. What is “variability”? If, as a strategy, the fund is investing for low “volatility,” explain how this is consistent with the use of leverage.

Fund’s Response: Based on information provided by VIA, the Fund understands that companies with low variability are those with stable revenue streams, and that the Fund will not invest for “low volatility.”

23.    Staff Comment: In the response to Question 13, the statement is made that “infrastructure owners/operators exhibit attractive risk/return characteristics, offer moderate-to-high income and moderate growth; and are defensive in nature.” If the Fund is making “defensive” investments, explain how this strategy is consistent with the use of leverage.

Fund’s Response: The Fund understands that VIA regards the use of leverage and investing in “defensive” stocks are two different events. Investing in defensive stocks, which are characterized as lower risk (beta) stocks relative to growth stocks, support the fact that these types of companies exhibit attractive risk/return characteristics. While the Fund’s potential use of leverage exposes the Fund to additional risks, the fact that the Fund’s equity portion will favor defensive stocks is not related to this use of leverage. The Fund further understands, based on information provided by VIA, that it is possible to take the view that because the leveraged assets will buy defensive stocks and fixed-income securities, relative to buying aggressive growth stocks, the Fund may be exposing investors to less relative risk.

24.    Staff Comment: In the response to Question 13, a statement is made regarding “undervalued sectors of the bond market.” Explain how debt instruments can be “undervalued.”

Mr. James O’Connor

October 19, 2011

Fund’s Response: The Fund understands that Newfleet believes that debt sectors and debt instruments have valuations calculated based off of market fundamentals and technicals that at certain times may be over- or undervalued as reflected in their price and yield spread relative to risk and total return potential. Identifying attractive undervalued investment opportunities is a core aspect of their investment philosophy and consistent with generating total return.

25.    Staff Comment: In the response to Question 13, the statement is made that “the Fixed-Income Portfolio seeks diversification globally among 14 sectors in order to potentially increase return and manage risk.” Please revise this statement so as not to confuse investors. “Managing risks” does not appear to be consistent with the generation of “high current income.”

Fund’s Response: The Fund understands that VIA and Newfleet do not believe that “managing risk” and generation of “high current income” are mutually exclusive goals and one of the tools Newfleet uses to manage risk in the Fixed Income Portfolio is diversification among the sectors of the fixed income market. As a consequence, the Fund respectfully requests that the statement be retained in its current formulation.

26.    Staff Comment: In the response to Question 13, please disclose the extent to which the proposed adviser intends to leverage. Discuss the risks of leveraging and disclose the fact that this represents a change in the fund’s strategy because the fund currently does not leverage.

Fund’s Response: Comment complied with. Please see the newly-added question “Will the Fund use leverage?” in the Question & Answer Section as well as the new section “Use of Leverage Prior To and Subsequent To the Transaction” in the proxy statement. The Fund respectfully notes, however, the observations and qualifications regarding the anticipated use of leverage post-Transaction, and the Fund’s historical use of leverage, as set forth in the response to Staff Comment No. 1.

27.    Staff Comment: In the response to Question 15, the statement that “the investment management fees paid by the Fund will not change” is not accurate because the new adviser intends to leverage and the fund does not currently employ leverage. The new and old advisory agreements charge .85% of total assets. If the adviser is changed the fee will increase, as a result of the new leveraging strategy, from 85% of net assets to 1.214% of net assets. See page 5. Please disclose that, in fact, the amount of the advisory fee actually paid by investors is going up.

Fund’s Response: Comment complied with. The response to current Question 17 has been revised to clarify that the advisory fee rate will remain the same, but that actual fees may increase if, as anticipated, leverage is used.

Mr. James O’Connor

October 19, 2011

28.    Staff Comment: In the response to Question 16, please revise the disclosure to read “(i) the Fund’s investment management fees with respect to assets (because of the effects of leverage) will increase; and (ii) the Fund’s other expenses will be higher than similar expenses currently paid by the Fund. However, there is no agreement to cap or limit the Fund’s overall expenses.”

Fund’s Response: The discussion of expenses has been restated into two questions. With respect to total expenses, the response to current Question 19 states “[i]f the proposals are approved by shareholders, and, as is currently anticipated, the Fund utilizes leverage, total expenses will increase primarily due to interest expenses associated with leverage and an increase in actual advisory fees to common shares that results from calculating the fees as a percentage of managed assets, which includes leverage.” The response to current Question 18 states “[b]ased on the information provided, the Board anticipates that, following the Transaction: (i) the Fund’s interest expenses will increase if, as currently anticipated, the Fund utilizes leverage; and (ii) the Fund’s other non-management expenses will be lower than similar expenses currently paid by the Fund.”

29.    Staff Comment: In the response to Question 17, the statement is made that “due to the nature of the investment strategies expected to be employed by the new sub-advisers, the Fund may pay distributions at a higher rate than currently.” Although it is not clear here or on page 5, the sentence seems to indicate that the fund’s new strategy will result in higher turnover than the fund currently experiences. If so, please disclose this risk.

Fund’s Response: The Fund does not anticipate that the shift in investment strategy will result in a higher turnover rate. The reference to distribution rates is intended to be consistent with the greater emphasis on income-producing securities, described in Question 6 (How will the Fund’s investment strategy change following the Transaction?) and elsewhere in the Question & Answer Section.

STAFF COMMENTS TO “OVERVIEW AND BACKGROUND OF PROPOSALS”

30.    Staff Comment: On page 4, a statement is made regarding “investing globally across all sectors.” The next page says “14 sectors.” Conform the disclosure.

Fund’s Response: Comment complied with. The disclosure has been revised to refer to “14 sectors.”

31.    Staff Comment: With respect to the “Pro Forma Post-Transaction Expenses,” please also show the fund’s fee table for the current fiscal year. It would be appropriate and helpful to investors if the format required by Item 3 of Form N-14 were used. We note that, although a change in the adviser’s fee is not being sought, the amount of the advisory fee actually being paid by the investors will go up. Investors should be made aware of this fact. Accordingly, provide

Mr. James O’Connor

October 19, 2011

the information required by Item 22(c)(9). In addition, please provide a representation that the board will monitor the adviser’s use of leverage, given that the adviser has a conflict of interest. The adviser may want to put on leverage, where it may not be in the investors’ interest to do so, because it will result in higher fees.

Fund’s Response: Comment complied with. The tabular information has been reformatted to approximate Item 3 of Form N-14. In addition, based on information provided by VIA, the Fund expects that the post-Transaction board will monitor the use of leverage.

Although the Fund acknowledges that the dollar amount of actual advisory fees may increase if, as currently anticipated, leverage is utilized, the Fund does not believe that a change in the investment advisory fee rate is being sought, which change would necessitate the provision of information required by Item 22(c)(9). The contractual rate of the proposed advisory agreement with VIA is identical to the current contractual rate of the agreement with DCI, and neither agreement obligates the Fund’s adviser to utilize, or avoid utilization of, leverage. Under the advisory agreement with DCI, the Fund’s current adviser, the Fund has used leverage in the past and may do so in the future.

The Fund does not believe that increasing the aggregate fees paid on an unlevered basis by a certain percentage to reflect the effect of leverage results in an accurate estimation, because of the numerous assumptions that would underlie such an approach and the inability to account for, among other things, the fact that managed assets would fluctuate greater than net assets. As a consequence, the Fund respectfully requests that it be permitted to omit the information required under Item 22(c)(9), as it believes that any figures obtained by “grossing up” the aggregate fees in an unlevered context would result in data that is inaccurate.

32.    Staff Comment: Please delete the table showing expenses assuming no leverage is outstanding. Press releases from the new adviser clearly state that it intends to change the fund’s current strategy of not using leverage. Accordingly, only a fee table that accounts for the amount of leverage that the fund will employ should be shown. This pro forma fee table should be deleted because it is not applicable and could confuse investors given the adviser’s stated intention in its press releases to leverage.

Fund’s Response: The Fund respectfully requests that the pro forma expenses assuming no outstanding leverage be retained in the table. Under the advisory agreement with DCI, the Fund’s current adviser, the Fund has used leverage in the past and may do so in the future. Conversely, although it is anticipated that the Fund, following the Transaction, will utilize leverage, the post-Transaction adviser is not obligated to do so, and may elect not to utilize leverage if it determines such approach would be in the best interest of the Fund. Utilization of leverage following the Transaction is subject ongoing Board monitoring. In addition, the Fund notes that the press release filed pursuant to Rule 14a-12 states that the Fund “may also add financial leverage, which it currently does not use.” For the avoidance of doubt, the table is preceded by a sentence stating that “[b]ecause it is currently anticipated that, following the Transaction, the Fund will utilize leverage, you should pay particular attention to Column C

Mr. James O’Connor

October 19, 2011

below” (which Column C provides data for the post-Transaction Fund after accounting for utilization of leverage). The Fund also respectfully notes that the inclusion of Column B conveys the extent of anticipated reductions in unlevered total expenses, which reductions were a factor in the Board’s consideration of the Transaction. Conversely, the omission of Column B may obscure this aspect of the Board’s consideration for shareholders.

33.    Staff Comment: Similar to the Question and Answer section, the statement is made that “due to the nature of the investment strategies expected to be employed by the new sub-advisers, the Fund may pay distributions at a higher rate than currently.” This statement appears to indicate that the fund will have a higher turnover under the new adviser. Please clarify the statement and if turnover will be higher, include the appropriate risk disclosure.

Fund’s Response: The Fund has not concluded that the change in investment strategy will result in a higher turnover rate. As noted in the response to Staff Comment 12, turnover will be dependent on market conditions, as it is in the current strategy, and the Fund may or may not have a higher rate of turnover following the Transaction, which consideration is disclosed in the proxy statement. The reference to distribution rates is intended to be consistent with the greater emphasis on income-producing securities.

34.    Staff Comment: In the “Potential Advantages and Other Consequences” Section, please change “the Fund believes . . .” to “the Board believes . . .”

Fund’s Response: Comment complied with.

35.    Staff Comment: In the “Potential Advantages and Other Consequences” Section, clarify that the fund’s strategies are changing “significantly and materially.”

Fund’s Response: The Fund has revised the disclosure in this section to note that the Fund’s investment strategy will undergo a significant change. Prior references to “significant and material” changes in the Fund’s day-to-day operations were intended to refer only to changes in the organizations and personnel providing services to the Fund, and the phrase “significant and material” has been deleted with respect to these changes.

36.    Staff Comment: In the “Potential Advantages and Other Consequences” Section, please explain the statement regarding exposure to a more diverse set of income producing securities than the present portfolio. The Fund’s current strategy appears to be broader than the new one, given that it is now focused on global equity of any kind of company without being limited to “infrastructure.”

Mr. James O’Connor

October 19, 2011

Fund’s Response: The Fund believes that the statement regarding exposure to a more diverse set of income producing securities is accurate, given the greater emphasis on fixed-income securities following the Transaction and dividend paying characteristics of infrastructure related equity securities as compared to the current common equity focus on lower yielding growth stocks and concentration of the Fund’s income generation in collaterialized loan obligations and preferred stock. The Fund also acknowledges that the current strategy with respect to equity securities is broader, and has consequently revised the response to current Question 6 and similar disclosure elsewhere to state that “the Equity Portfolio will focus more specifically on infrastructure-related securities, and is expected to comprise a smaller percentage of the Fund’s total assets compared against the Fund’s current equity investments.”

37.    Staff Comment: With respect to the “Potential Advantages and Other Consequences” Section, has the board considered whether a strategy focused on capital appreciation would be more effective because the higher capital gains would be sheltered by the capital loss carryforwards, as opposed to dividend and interest income strategy, which will not make maximum use of the capital loss carryforwards?

Fund’s Response: On an ongoing basis, the Board considered a variety of investment strategies that could be employed but did not view any singular factor, such as the maximum use of the capital loss carryforwards, as controlling.

38.    Staff Comment: In the “Potential Advantages and Other Consequences” Section, please delete references to DCI’s involvement in the consideration process. Please explain why DCI, which stands to profit from the assignment and, thus, has a conflict of interest, has been involved in approving the transaction.

Fund’s Response: Comment complied with. DCI has not had any decisional authority with respect to approving the proposed advisory agreements with VIA and the sub-advisory agreements with Duff & Phelps and Newfleet. Prior references to DCI were intended to disclose the fact that the Board had requested that DCI provide analysis and information regarding possible candidates.

39.    Staff Comment: In the “Potential Advantages and Other Consequences” Section, please clarify how the risk profile will be changed by “the execution of the investment strategy.”

Fund’s Response: Comment complied with. Please refer to the added disclosure on page 8 of the proxy statement.

40.    Staff Comment: In the “Potential Advantages and Other Consequences” Section, with respect to the statement regarding possible transaction costs associated with portfolio turnover following the Transaction, does the board believe that the higher capital gains caused by higher turnover are not an issue because they will be sheltered by the loss carryforwards? Otherwise discuss the higher taxes that may result from higher turnover.

Mr. James O’Connor

October 19, 2011

Fund’s Response: The Fund anticipates that the portfolio will be liquidated as a result of the Transaction, but has not concluded that the turnover rate following the Transaction will be higher. Regardless of whether turnover is higher or lower, capital gains taxes are anticipated to be sheltered by the loss carryforwards.

STAFF COMMENTS TO PROPOSAL 1

41.    Staff Comment: In the columns regarding “other directorships,” please add the phrase “during the past 5 years.”

Fund’s Response: Comment complied with.

42.    Staff Comment: In the section regarding “Current Board Leadership Structure and Role in Risk Oversight,” describe the “particular characteristics” of the fund that make its leadership structure appropriate? See item 22(b)(11).

Fund’s Response: Comment complied with.

STAFF COMMENTS TO PROPOSAL 2

43.    Staff Comment: With respect to the “Description of Arrangement between DCI and VIA,” please provide a representation in your response letter that the board has evaluated the Transfer Agreement with regard to its fiduciary duty and the fiduciary duty owed by the adviser to the fund under Section 36(b) of the 1940 Act.

Fund’s Response: Although the Board has not been provided with a copy of the Transfer Agreement, the Board has inquired of DCI regarding certain material terms of the Transfer Agreement, and regarding the application of Section 15(f) of the 1940 Act to the Transfer Agreement. In this respect, the Board has noted certain undertakings made by DCI and Virtus under section 15(f) of the 1940 Act regarding the absence of an “unfair burden” on the Fund in connection with the proposed transaction. This factor is disclosed in the proxy statement. In addition, the Board has inquired as to the treatment under the Transfer Agreement of certain illiquid securities currently held by the Fund, as well as, more generally, any other material provisions of the Transfer Agreement that would have effects on the Fund’s operations.

STAFF COMMENTS TO PROPOSAL 3A AND 3B

44.    Staff Comment: Please clarify the two charts comparing the proposed sub-advisory agreements with Duff & Phelps and Newfleet (pages 25-27) to the current sub-advisory agreement. Both charts appear to simply cut and paste provisions from the three sub-advisory

Mr. James O’Connor

October 19, 2011

agreements, which makes the comparisons difficult because the contracts use differing legal terminology for the same provisions. Please redraft the comparisons in plain English and make them coherent and readily comparable.

Fund’s Response: Comment complied with. The descriptions of the Duff & Phelps Agreement and Newfleet Agreement provisions have been restated.

STAFF COMMENTS TO BOARD EVALUATION OF THE NEW ADVISORY AGREEMENT AND NEW SUB-ADVISORY AGREEMENTS

45.    Staff Comment: Please delete references to DCI’s involvement in the consideration process.

Fund’s Response: Comment complied with. Prior references to DCI were intended to disclose the fact that the Board had requested that DCI provide analysis and information regarding possible candidates.

46.    Staff Comment: Please indicate whether, in selecting the proposed adviser and sub-advisers, the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contracts with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies. If the board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the board in determining to recommend that the shareholders approve the advisory contracts. If the board did not rely on such comparisons in choosing the proposed advisers and sub-adviser, why did it not. See Item 22(c)(11) of Schedule 14A.

Fund’s Response: Comment complied with. Please refer to the section entitled “Costs and Expenses of Services and Projected Profits from Relationship with the Fund” and the supplementary disclosure regarding certain comparisons that were reviewed by the Board. In addition, the Fund notes that the Board’s evaluation of performance of other investment companies or comparable accounts, as applicable, appears under the heading “Investment Performance” in the proxy statement.

STAFF COMMENTS TO PROPOSAL 4

47.    Staff Comment: In the column regarding “other directorships,” please add the phrase “during the past 5 years.”

Fund’s Response: Comment complied with.

Mr. James O’Connor

October 19, 2011

* * *

In addition to the above changes, the Fund has also, among other things, completed certain data points and made certain clerical changes to the Preliminary Materials.

If you have any questions or further comments, please contact the undersigned at (303) 226-9885.

Very truly yours,

/s/ Jeffrey Taylor
Jeffrey Taylor President, DCA Total Return Fund

cc:    Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP